SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

02042398

June 10, 2002.
Our ref.: 172/2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

SEC MAIL PROCESSING
RECEIVED
JUL - 5 2002
154
WASH, D.C. SECTION

Re: Companhia Suzano de Papel e Celulose
Rule 12g3-2(b) Exemption
File n°. 82-3550

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL
SUPPL

Ladies and Gentlemen

We are sending you two copies of the Quarterly Financial Information of this company, referring to the period ended on March 31, 2002.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Adhemar Magon
Vice President and Investor Relations Director

7/12

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD COMPANY
CNPJ/MF Nº. 60.651.726/0001-16

MANAGEMENT REPORT
1st QUARTER 2002

The first quarter passed in a climate of expectation in relation to the episodes in the Middle East, generating speculation with the prices of oil. In the domestic sphere, the monetary authorities are being cautious in the conduction of interest rates policies. Although there were two small reductions, of 0.25 basis points each, in the interest rates, at the end of the quarter interest was still at 18.5%, and was maintained at this level during the last meeting of the COPOM on April 17, last. Publication of the inflation rate of 0.60% for March, mainly pressed by government-controlled prices, was higher than the forecasts accumulating an increase of 1.49% in the quarter, and making it difficult to achieve the objective established for the year. On the other hand, the improvement in the external scenario, due to the recovery of the American economy, the expressive inflow of investments and the successful results obtained with the issue of Brazilian bonds abroad reduced, somewhat, the pressure on the exchange rates, which remained stable since the end of 2001, relieving some of the pressure on prices.
The domestic economy, which had already shown a modest recovery at the end of 2001, on account of the end of the electricity rationing confirmed this trend, especially in the segment of durable goods, and it is expected that this tendency will extend to the other sectors throughout the year.
There was no significant growth in the demand for pulp and paper in the domestic market in the first quarter. The company, however, directed higher sales volumes to the export market, a move that contributed to an increase of 4% in sales compared to the first quarter of last year.

PRODUCTION AND MARKET – FIRST QUARTER OF 2002

Production Volumes

In 1,000 tons	SUZANO	BAHIA SUL	TOTAL PRODUCTION
Pulp	**107**	**138**	**245**
Printing and writing paper	69	59	128
Coated Paper	17	-	17
High Quality Board	48	-	48
TOTAL PAPER	**134**	**59**	**193**

Sales Volumes

In 1.000 t.	SUZANO			BAHIA SUL			SUZANO + BAHIA SUL		
	I.M (*)	E. M. (*)	TOTAL	M.I	M.E	TOTAL	M.I	M.E	TOTAL
Printing and writing paper.	32	31	63	28	25	53	60	56	116
Coated Paper	13	1	14	-	-	-	13	1	14
High Quality Board	30	17	47	-	-	-	30	17	47
Total paper	**75**	**49**	**124**	**28**	**25**	**53**	**103**	**74**	**177**
Pulp	4	-	4	13	80	93	17	80	97
TOTAL	**79**	**49**	**128**	**41**	**105**	**146**	**120**	**154**	**274**

(*) I.M. – Internal Market
(*) E.M. – Export Market

COMPANHIA SUZANO DE PAPEL E CELULOSE

PULP: There was a reduction of inventories during the quarter, with NORSCAN inventories reaching 1.7 million tons. The prices for eucalyptus pulp are recovering after the end of the quarter: in April there was an increase of US$ 30 per ton, and an additional increase of US$ 30 per ton has been announced, to become effective on May. The company's Pulp plant operated at its nominal capacity of 420 thousand tons/year, reaching a production of 107 thousand tons, approximately 8% above the production of the first quarter of 2001. Sales totaled 4 thousand tons, totally directed to the domestic market.

PAPER AND HIGH QUALITY BOARD: The Company's production volume was 134 thousand tons in the quarter, up 4.7% compared to the same period in the previous year. The total sales volume was 124 thousand tons, up 4.4% compared to the first quarter of 2001.
Average prices remained above the first quarter of the previous year.

RESULTS:
The net income rose to R$ 250.7 million in the quarter, against R$ 217.5 million in the first quarter of 2001, with a growth of 15.3%. The increase of 4.1% in the total sales volume, the improved mix in the sales to the domestic and international markets, the slight recovery of the prices in Reais during the period, and the incorporation of the SPP Division in September, 2001, generating revenues of R$ 12.4 million from the sale of products from other manufacturers, were factors that accounted for the increase in income.
The cost of products sold, of R$ 166.5 million, was 15.0% higher compared to that of the first quarter of the previous year, excluding R$ 10.8 million referring to the sales of products of other suppliers through the SPP. The increase of 4.1% in sales volume, higher depreciation value, adjustment of the margins of some raw material suppliers, increase of fixed costs and electricity expenses during the year of 2001, were the causes for the lower gross margins. However, when comparing quarters, it should be noted that gross profit in absolute figures rose 2.6%, about R$ 2.1 million.

The results (Gross Profit less Sales and Administrative Expenses - EBIT) decreased from R$ 52.2 million to R$ 50.6 million, due to the increase in sales and administrative expenses. However, the operational cash flow generation measured by the "EBITDA", rose from R$ 67.8 million in the first quarter of last year to R$ 68.7 million in this quarter, with an increase of 1.2%.

Net financial expenses dropped from R$ 61.6 million to R$ 16.4 million due to the stability of the Real in the period. However, this stabilization of exchange rates reduced the financial income from the investments of the foreign subsidiary company, Suzanopar Investimentos Ltd., causing a decrease in the equity interest result from this subsidiary when compared to that of the first quarter of 2001. Thus, the total equity interest result was R$ 26.8 million, against R$ 112.3 million in the first quarter of 2001.

Comparing the quarters, net income went from R$ 92.1 million in 2001 to R$ 26.6 million this year.

Subsidiary/Affiliated Companies

Bahia Sul Celulose S.A.

The production in the first three months of 2002 was 147 thousand tons, down 0.2% compared to the same period in the previous year; of this total, 88 thousand tons were pulp and 59 thousand tons were paper.

A volume of 146 thousand tons of pulp and paper was sold in the period (72% to the export market), up 17.2% compared to the first quarter of the previous year, due to an increase in the international market. Sales of pulp were 93 thousand tons (86% to the export market) and paper sales were 53 thousand tons (47% to the export market).

Sales net income in the quarter was R$ 173.9 million, 3.7% higher than that for the same period in the previous year; this resulted from the combination of a 17.2% increase in the volume sold, with the reduction of 11.5% in the average price of the products.

Operational cash flow generation in the quarter, measured by the EBITDA was R$ 82.2 million, down 9.3% compared to that for the previous year.

The "Net Debt-to-EBITDA ratio" (annualized) increased from a multiplier factor of 2.2 at the end of the first quarter of 2001, to a multiplier of 3.0 due to the raising of funds to cover the investment in Portucel.

The net profit was R$ 24 million, against a net profit of R$ 8 million in the same period in 2001. This result was due to the lower exchange devaluation in the period and higher sales volume, which compensated for the decline of the prices of pulp and paper in the international market when compared to the first quarter of the previous year.

Suzanopar Investimentos Ltd.

The results are from own cash generation and from equity method result of the subsidiary company Suzanopar International S.A..

EQUITY SITUATION

The total source of funds in the first quarter was R$ 97.6 million, of which R$ 35.0 million were own funds, complemented by other resources amounting to R$ 62.6 million, mainly from entries from Export Prepayment loans.

The main investments were the following:

Property, Plant and Equipment – in the amount of R$ 30.4 million, of which R$ 5.6 million in reforestation and the rest, basically, in process improvement projects, increase

in quality and the beginning of the "Q" Project, for expansion of the pulp production plant in about 105 thousand tons/year.

STOCK MARKET

During the first quarter, there were 462 trade transactions of the Company shares in the Bolsa de Valores de São Paulo – BOVESPA, involving 3,315 thousand shares and an equivalent value of US$ 9.26 million. The share value increased 33.9% in the quarter, while the IBOVESPA (BOVESPA Index) devalued 2.5%.

The BOVESPA value of the shares closed at R$ 7,50 on March 31, 2002. It should be noted that as from April 2, 2002, the shares of Companhia Suzano started to be traded "**ex-spin-off**". The initial price assigned by the Exchange was R$ 4,59/share using as reference for price-forming, the percentage of the spun-off assets of the Company, to be applied over the closing price of the Company's shares on the 1st of April. The equity value of the shares was R$ 6,02 on March 31, 2002.

OUTLOOK

All markets have their attention focused on the Middle West conflicts and its effects on the oil prices. The recovery of the USA economy seems to be a consensus among the specialists, as shown by the main economical performance indicators. Despite this recovery, its effects are still very small in the pulp and paper market.

In the domestic environment the indicators continue to be positive, resulting in a well-behaved exchange rate until the closing of this Report. Despite the publication of an inflation rate for March, higher than expected by the market causing elevation of the projections for the annual rate, it is hoped that it does not exceed top-target rates.

The solution of the crisis in the Middle East, bringing stabilization to the oil prices, shall be a growth-driving factor for world economies, and for the control of inflation internally. This would be the event that would lead the monetary authority to promote a more radical reduction in interest rates, thus contributing to a stronger recovery of economic growth.

Companhia Suzano de Papel e Celulose

Interim financial information Three-month period ended March 31, 2002 (Unaudited)

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information

Three-month period ended March 31, 2002

Contents

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose for the three-month period ended March 31, 2002, which comprise the balance sheet, statement of income, statement of changes in financial position, and other relevant information prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company.

Based on our review, we are not aware of any material changes which should be made to the interim financial information referred to above, for it to be in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

April 26, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
MARCH 31, 2002 AND DECEMBER 31, 2001
(In thousands of reais)

	March 31, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	24,508	11,779
Interest earning bank deposit	1,871	8,637
Trade accounts receivable	166,699	169,794
Inventories	125,053	117,413
Dividends receivable	606	23,810
Other debtors	12,749	14,803
Recoverable income and contribution taxes	24,489	19,449
Deferred income and contribution taxes	6,831	6,737
Prepaid expenses	5,745	6,156
	368,551	378,578
Noncurrent assets		
Related parties	31,570	31,372
Recoverable taxes	5,247	4,316
Deferred income and social contribution taxes	26,114	22,706
Judicial deposits	8,427	8,340
Other debtors	259	254
	71,617	66,988
Permanent assets		
Investments	1,946,625	1,923,365
Property, plant and equipment	687,138	675,098
Deferred charges	1,953	1,633
	2,635,716	2,600,096
	3,075,884	3,045,662

See the accompanying notes to the interim financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
MARCH 31, 2002 AND DECEMBER 31, 2001
(In thousands of reais)

	March 31, 2002	December 31, 2001
Liabilities		
Current liabilities		
Trade accounts payable	65,746	60,704
Loans and financing	290,586	289,953
Taxes payable other than on income	10,327	7,420
Accrued salaries and payroll taxes	17,681	28,153
Other accounts payable	12,329	7,789
Related parties	637	626
Dividends payable	50,315	50,316
Income and social contribution taxes	11,375	32,504
	458,996	477,465
Noncurrent liabilities		
Loans and financing	691,126	703,024
Related parties	408,081	400,185
Deferred income and social contribution taxes	101,684	102,653
Provision for contingencies	44,155	43,793
Provision for loss in subsidiary	41,341	17,639
	1,286,387	1,267,294
Shareholders' equity		
Share capital	53,945	53,945
Capital reserves	26,741	23,774
Revaluation reserves	47,402	54,141
Appropriated retained earnings	1,169,043	1,169,043
Retained erarnings	33,370	-
	1,330,501	1,300,903
	3,075,884	3,045,662

See the accompanying notes to the interim financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF INCOME
THREE-MONTH PERIOD ENDED MARCH 31, 2002 AND 2001
(In thousands of reais)

	March 31, 2002	March 31, 2001
Gross sales	295,533	255,285
Sales taxes	(44,823)	(37,752)
Net sales	250,710	217,533
Cost of sales	(166,453)	(135,401)
Gross profit	84,257	82,132
Operating (expenses) income		
Selling expenses	(15,760)	(14,892)
General and administrative expenses	(15,389)	(13,896)
Management remuneration	(2,522)	(1,112)
Financial expenses	(29,500)	(78,400)
Financial income	13,063	16,816
Equity interest in subsidiaries and affiliates	26,758	112,288
Amortization of goodwill	(6,624)	-
Operating income	54,283	102,936
Nonoperating (expense) income	(25,355)	148
Income before social contribution and income taxes	28,928	103,084
Social contribution and income taxes	957	(8,632)
Income before profit sharing	29,885	94,452
Employee profit sharing scheme	(3,255)	(2,359)
Net income for the period	26,630	92,093
Net income per share - R$	0.120	0.416
Shares outstanding at end of the period	221,194,380	221,194,380

See the accompanying notes to the interim financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF CHANGES IN FINANCIAL POSITION
THREE-MONTH PERIOD ENDED MARCH 31, 2002 AND 2001
(In thousands of reais)

Sources of funds	**March 31, 2002**	**March 31, 2001**
From operations		
Net income for the period	26,630	92,093
Items not requiring (providing) working capital:		
. Depreciation, depletion and amortization	18,075	15,594
. Net book value of permanent assets disposed of	1,214	-
. Deferred taxes	(506)	16,010
. Equity interest in subsidiaries and affiliates	(26,758)	(112,288)
. Amortization of goodwill	6,624	-
. Dividends received	-	6,451
. Gain on dilution of investments in affiliates	-	(34)
. Reversal of provisions	-	(6,170)
. Monetary variation of noncurrent assets and liabilities	9,741	18,996
	35,020	30,652
Other sources		
. Noncurrent loans	61,512	9,503
. Decrease in noncurrent assets	1,094	12,002
	62,606	21,505
Total sources	97,626	52,157
Application of funds		
Additions to permanent assets		
Investments	1,512	317
Property, plant and equipment	30,419	30,284
Deferred charges	339	802
Increase in noncurrent assets	4,838	9,357
Treasury shares	-	1,563
Decrease in noncurrent loans	52,076	51,874
Total applications	89,184	94,197
Increase (decrease) in working capital	8,442	(42,040)
Current assets	(10,027)	(3,869)
Current liabilities	(18,469)	38,171

See the accompanying notes to the interim financial statements.

(In thousands of reais)

1 – Financial Statements

The interim financial information for the three-month period ended March 31, 2002 were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM), applying the same accounting practices used for the preparation of the financial statements for the year-ended December 31, 2001.

2 – Main balance sheet accounts

	March 31, 2002	December 31, 2001
Trade accounts receivable		
Domestic	186,791	188,637
Foreign	107,353	99,221
Discounted export bills	(107,353)	(98,249)
(-) Provision for bad debts	(20,092)	(19,815)
	166,699	169,794
Inventories		
Finished goods	61,598	48,573
Work-in-progress	6,233	8,547
Raw materials	23,075	24,592
Maintenance and miscellaneous materials	34,147	35,701
	125,053	117,413
Property, plant and equipment		
Cost	1,509,472	1,490,737
Accumulated depreciation	(822,334)	(815,639)
	687,138	675,098

Loans and financing

	Index	Interest	March 31, 2002 Short-term	March 31, 2002 Long-term	December 31, 2001
BNDES	US$	5% p.a.	2,992		
BNDES	TJLP	9.3% to 11% p.a.	26,513	66,302	98,396
FINAME	TJLP	9% to 10.75% p.a.	6,866	14,558	22,162
Importation financing	US$	5.1% to 8.75% p.a.	9,827	5,398	18,217
Advances on exchange contracts	US$	4% to 6% p.a.	93,430		114,453
Securitization	US$	LIBOR + 2% to 9% p.a.	138,740	564,376	679,536
Non convertible debentures	ANBID	ANBID + 1.5% p.a.	6,085		11,696
Foreign currency loans	US$	8.90 % to 9.2128% p.a.	6,133	40,492	48,517
			290,586	691,126	992,977

The long-term portion of loans and financing mature as follows:

	March 31, 2002	December 31, 2001
2003	215,176	232,503
2004	252,826	247,922
2005	153,466	151,832
2006	66,980	65,015
2007	2,678	5,752
	691,126	703,024

Debt with the Parent Company

On May 07, 2001, the parent NemoFeffer S.A. transferred to the Company a loan obtained abroad, in the amount of R$ 398,536, and equivalent to US$ 160 million, assuming the obligation to reimburse NemoFeffer S.A. for all of costs and charges supported by it.

The loan obtained by NemoFeffer S. A. has a unique maturity date on October 2006, and interest of 7.90% p.a.

3 – Provision for contingencies

Established to cover risks arising from labor claims (R$11.308) and tax lawsuits (R$32.847), based on the evaluation of the Company's legal advisors.

4 – Provision for loss in subsidiary

On January 11, 2002, the Argentine exchange rate system was changed regarding the exchangeability of pesos to foreign currencies.
The impact of this change, on the financial statements of the subsidiary Stenfar S.A.I.C, resulted in a negative equity of $ 50.706 mil pesos, at March 31, 2002.
Therefore, a loss provision was recorded in the amount of R$ 23.702 (income statement effect for the period), as non-operating expenses, in addition to the provision recorded at December 31, 2001. The total amount of the provision, as of March 31, 2002, and presented as non-current liabilities, was R$ 41.341.

5 – Treasury shares

The company maintains 3,969,000 preferred shares in treasury. The carrying value of these shares, on March 31, 2002, was R$ 29,767.

6 – Income and social contributions taxes

Income tax – calculated at the rate of 15% of taxable income, plus an additional 10%.
Social contribution tax – calculated at the rate of 9% of the adjusted taxable income.

Deferred income and social contribution taxes – calculated on tax losses carry-forward, on negative basis for social contribution tax, and on temporary differences.

7 – Investments

	Investments		Equity Interest	
	03.31.02	12.31.01	03.31.02	03.31.01
Subsidiaries and affiliates				
Suzanopar Investimentos Ltd.	553,570	544,786	8,784	108,341
Bahia Sul Celulose S.A. (1)	1,115,634	1,098,216	17,418	3,281
Comercial e Agrícola Paineiras Ltda.	11,818	11,213	605	(232)
Nemo international	9,111	8,963	149	-
Other	323	1	(198)	-
Suzano Química Ltda.	-	-	-	(2,367)
SPP- Nemo S/A. Indl e Coml Export.	-	-	-	3,265
Total	1,690,456	1,663,179	26,758	112,288
Other investments	19,745	17,138		
Goodwill (2)	236,424	243,048	(6,624)	-
TOTAL	1,946,625	1,923,365	20,134	112,288

(1) On May 05, 2001 the Company acquired all of Companhia Vale do Rio Doce's investment in Bahia Sul Celulose S.A., and, therefore, it holds 100% of its voting capital, and 72.82% of its total capital.

(2) Refers mainly to the goodwill on the acquisition of the share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., justified by the expected profitability of the operation, and amortized through a ten-year period.

8 – Financial instruments

Following the requirements of the CVM Instruction nr. 235/95, the Company performed an assessment of the market value of its assets and liabilities as of March 31, 2002, concluding that they are adequately presented in the interim financial information.

The Company performed swap operations of interest rates to hedge its foreign currency loans up to the limit of US$ 92 million, in order to minimize its interest rate expense.

9 – Guarantees

As of March 31, 2002 and December 31, 2001, guarantees provided to subsidiaries, and affiliates were as follows:

	March 31, 2002	December 31, 2001
Bahia Sul Celulose S.A.		
BNDES	225,636	231,039
	225,636	231,039

Guarantees provided together with Suzano Petroquimica S.A.

Polibrasil Resinas S.A.		
Credit Line FMO	77,443	36,025
BNDES	15,533	13,038
	92,976	49,063

Guarantees assumed by the Company, which transfer to Suzano Petroquímica S.A., resulting from the spin-off, are in the process of registration, were as follows:

Petroflex Indústria e Comércio S.A.		
BNDES	11,669	11,638
Banco do Brasil - privatization Coperbo	2,747	3,326
	14,416	14,964
Politeno Indústria e Comércio S.A.		
IFC - plant modernization	4,827	4,758
Total	19,243	19,722

On March 31, 2002, the Company had "vendor" operations (bank loans to customers which are backed by a company guarantee, in the case the customer does not pay the bank on the due date) amounting to R$ 16,725 (R$ 30,830 in December 31, 2001).

10 – Share capital

Capital comprises of 97,374,458 common shares with voting rights and 127,788,922 preferred shares with no voting rights.

11 – Cancellation of Bahia Sul's public-held company registration

On February 6, 2002, the Company and its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), publicly notified their intention of canceling the registration of Bahia Sul as a public-held company. For this purpose, the Company will perform an offer to acquire the shares of Bahia Sul held by other shareholders. The price offered for Bahia Sul shares, of R$ 646.43 per one thousand shares, will constitute a credit to the seller against the Company, usable exclusively to subscribe preferred shares in its capital increase, which will be performed by the issuing price of R$ 12.96 per share. The relation resulting from these two prices - purchase and subscription - are derived from the economic-financial appraisals of the two companies proceeded, separately, by J. P. Morgan S.A. Bank and by UBS Warburg S.A. Bank.

12 – Subsequent event

On April 18, 2002, the Company submitted to the CVM documentation adapting its above-described public offer registration request, in order to comply with the terms of CVM statement 361/01.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD COMPANY
CNPJ/MF N°. 60.651.726/0001-16

MANAGEMENT REPORT
1st QUARTER 2002

The first quarter passed in a climate of expectation in relation to the episodes in the Middle East, generating speculation with the prices of oil. In the domestic sphere, the monetary authorities are being cautious in the conduction of interest rates policies. Although there were two small reductions, of 0.25 basis points each, in the interest rates, at the end of the quarter interest was still at 18.5%, and was maintained at this level during the last meeting of the COPOM on April 17, last. Publication of the inflation rate of 0.60% for March, mainly pressed by government-controlled prices, was higher than the forecasts accumulating an increase of 1.49% in the quarter, and making it difficult to achieve the objective established for the year. On the other hand, the improvement in the external scenario, due to the recovery of the American economy, the expressive inflow of investments and the successful results obtained with the issue of Brazilian bonds abroad reduced, somewhat, the pressure on the exchange rates, which remained stable since the end of 2001, relieving some of the pressure on prices.

The domestic economy, which had already shown a modest recovery at the end of 2001, on account of the end of the electricity rationing confirmed this trend, especially in the segment of durable goods, and it is expected that this tendency will extend to the other sectors throughout the year.

There was no significant growth in the demand for pulp and paper in the domestic market in the first quarter. The company, however, directed higher sales volumes to the export market, a move that contributed to an increase of 4% in sales compared to the first quarter of last year.

PRODUCTION AND MARKET – FIRST QUARTER OF 2002

Production Volumes

In 1,000 tons	SUZANO	BAHIA SUL	TOTAL PRODUCTION
Pulp	**107**	**138**	**245**
Printing and writing paper	69	59	128
Coated Paper	17	-	17
High Quality Board	48	-	48
TOTAL PAPER	**134**	**59**	**193**

Sales Volumes

In 1.000 t.	SUZANO			BAHIA SUL			SUZANO + BAHIA SUL		
	I.M (*)	E. M. (*)	TOTAL	M.I	M.E	TOTAL	M.I	M.E	TOTAL
Printing and writing paper.	32	31	63	28	25	53	60	56	116
Coated Paper	13	1	14	-	-	-	13	1	14
High Quality Board	30	17	47	-	-	-	30	17	47
Total paper	75	**49**	**124**	**28**	25	53	**103**	74	177
Pulp	4	-	4	13	80	93	17	80	97
TOTAL	79	**49**	**128**	**41**	**105**	**146**	**120**	**154**	**274**

(*) I.M. – Internal Market
(*) E.M. – Export Market

COMPANHIA SUZANO DE PAPEL E CELULOSE

PULP: There was a reduction of inventories during the quarter, with NORSCAN inventories reaching 1.7 million tons. The prices for eucalyptus pulp are recovering after the end of the quarter: in April there was an increase of US$ 30 per ton, and an additional increase of US$ 30 per ton has been announced, to become effective on May. The company's Pulp plant operated at its nominal capacity of 420 thousand tons/year, reaching a production of 107 thousand tons, approximately 8% above the production of the first quarter of 2001. Sales totaled 4 thousand tons, totally directed to the domestic market.

PAPER AND HIGH QUALITY BOARD: The Company's production volume was 134 thousand tons in the quarter, up 4.7% compared to the same period in the previous year. The total sales volume was 124 thousand tons, up 4.4% compared to the first quarter of 2001.
Average prices remained above the first quarter of the previous year.

RESULTS:
The net income rose to R$ 250.7 million in the quarter, against R$ 217.5 million in the first quarter of 2001, with a growth of 15.3%. The increase of 4.1% in the total sales volume, the improved mix in the sales to the domestic and international markets, the slight recovery of the prices in Reais during the period, and the incorporation of the SPP Division in September, 2001, generating revenues of R$ 12.4 million from the sale of products from other manufacturers, were factors that accounted for the increase in income.
The cost of products sold, of R$ 166.5 million, was 15.0% higher compared to that of the first quarter of the previous year, excluding R$ 10.8 million referring to the sales of products of other suppliers through the SPP. The increase of 4.1% in sales volume, higher depreciation value, adjustment of the margins of some raw material suppliers, increase of fixed costs and electricity expenses during the year of 2001, were the causes for the lower gross margins. However, when comparing quarters, it should be noted that gross profit in absolute figures rose 2.6%, about R$ 2.1 million.

The results (Gross Profit less Sales and Administrative Expenses - EBIT) decreased from R$ 52.2 million to R$ 50.6 million, due to the increase in sales and administrative expenses. However, the operational cash flow generation measured by the "EBITDA", rose from R$ 67.8 million in the first quarter of last year to R$ 68.7 million in this quarter, with an increase of 1.2%.

Net financial expenses dropped from R$ 61.6 million to R$ 16.4 million due to the stability of the Real in the period. However, this stabilization of exchange rates reduced the financial income from the investments of the foreign subsidiary company, Suzanopar Investimentos Ltd., causing a decrease in the equity interest result from this subsidiary when compared to that of the first quarter of 2001. Thus, the total equity interest result was R$ 26.8 million, against R$ 112.3 million in the first quarter of 2001.

Comparing the quarters, net income went from R$ 92.1 million in 2001 to R$ 26.6 million this year.

Subsidiary/Affiliated Companies

Bahia Sul Celulose S.A.

The production in the first three months of 2002 was 147 thousand tons, down 0.2% compared to the same period in the previous year; of this total, 88 thousand tons were pulp and 59 thousand tons were paper.

A volume of 146 thousand tons of pulp and paper was sold in the period (72% to the export market), up 17.2% compared to the first quarter of the previous year, due to an increase in the international market. Sales of pulp were 93 thousand tons (86% to the export market) and paper sales were 53 thousand tons (47% to the export market).

Sales net income in the quarter was R$ 173.9 million, 3.7% higher than that for the same period in the previous year; this resulted from the combination of a 17.2% increase in the volume sold, with the reduction of 11.5% in the average price of the products.

Operational cash flow generation in the quarter, measured by the EBITDA was R$ 82.2 million, down 9.3% compared to that for the previous year.

The "Net Debt-to-EBITDA ratio" (annualized) increased from a multiplier factor of 2.2 at the end of the first quarter of 2001, to a multiplier of 3.0 due to the raising of funds to cover the investment in Portucel.

The net profit was R$ 24 million, against a net profit of R$ 8 million in the same period in 2001. This result was due to the lower exchange devaluation in the period and higher sales volume, which compensated for the decline of the prices of pulp and paper in the international market when compared to the first quarter of the previous year.

Suzanopar Investimentos Ltd.

The results are from own cash generation and from equity method result of the subsidiary company Suzanopar International S.A..

EQUITY SITUATION

The total source of funds in the first quarter was R$ 97.6 million, of which R$ 35.0 million were own funds, complemented by other resources amounting to R$ 62.6 million, mainly from entries from Export Prepayment loans.

The main investments were the following:

Property, Plant and Equipment – in the amount of R$ 30.4 million, of which R$ 5.6 million in reforestation and the rest, basically, in process improvement projects, increase

in quality and the beginning of the "Q" Project, for expansion of the pulp production plant in about 105 thousand tons/year.

STOCK MARKET

During the first quarter, there were 462 trade transactions of the Company shares in the Bolsa de Valores de São Paulo – BOVESPA, involving 3,315 thousand shares and an equivalent value of US$ 9.26 million. The share value increased 33.9% in the quarter, while the IBOVESPA (BOVESPA Index) devalued 2.5%.

The BOVESPA value of the shares closed at R$ 7,50 on March 31, 2002. It should be noted that as from April 2, 2002, the shares of Companhia Suzano started to be traded "**ex-spin-off**". The initial price assigned by the Exchange was R$ 4,59/share using as reference for price-forming, the percentage of the spun-off assets of the Company, to be applied over the closing price of the Company's shares on the 1st of April. The equity value of the shares was R$ 6,02 on March 31, 2002.

OUTLOOK

All markets have their attention focused on the Middle West conflicts and its effects on the oil prices. The recovery of the USA economy seems to be a consensus among the specialists, as shown by the main economical performance indicators. Despite this recovery, its effects are still very small in the pulp and paper market.

In the domestic environment the indicators continue to be positive, resulting in a well-behaved exchange rate until the closing of this Report. Despite the publication of an inflation rate for March, higher than expected by the market causing elevation of the projections for the annual rate, it is hoped that it does not exceed top-target rates.

The solution of the crisis in the Middle East, bringing stabilization to the oil prices, shall be a growth-driving factor for world economies, and for the control of inflation internally. This would be the event that would lead the monetary authority to promote a more radical reduction in interest rates, thus contributing to a stronger recovery of economic growth.

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information
Three-month period ended
March 31, 2002
(Unaudited)

Companhia Suzano de Papel e Celulose

Interim financial information

Three-month period ended March 31, 2002

Contents

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose for the three-month period ended March 31, 2002, which comprise the balance sheet, statement of income, statement of changes in financial position, and other relevant information prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company.

Based on our review, we are not aware of any material changes which should be made to the interim financial information referred to above, for it to be in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

April 26, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
MARCH 31, 2002 AND DECEMBER 31, 2001
(In thousands of reais)

	March 31, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	24,508	11,779
Interest earning bank deposit	1,871	8,637
Trade accounts receivable	166,699	169,794
Inventories	125,053	117,413
Dividends receivable	606	23,810
Other debtors	12,749	14,803
Recoverable income and contribution taxes	24,489	19,449
Deferred income and contribution taxes	6,831	6,737
Prepaid expenses	5,745	6,156
	368,551	378,578
Noncurrent assets		
Related parties	31,570	31,372
Recoverable taxes	5,247	4,316
Deferred income and social contribution taxes	26,114	22,706
Judicial deposits	8,427	8,340
Other debtors	259	254
	71,617	66,988
Permanent assets		
Investments	1,946,625	1,923,365
Property, plant and equipment	687,138	675,098
Deferred charges	1,953	1,633
	2,635,716	2,600,096
	3,075,884	3,045,662

See the accompanying notes to the interim financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
MARCH 31, 2002 AND DECEMBER 31, 2001
(In thousands of reais)

	March 31, 2002	December 31, 2001
Liabilities		
Current liabilities		
Trade accounts payable	65,746	60,704
Loans and financing	290,586	289,953
Taxes payable other than on income	10,327	7,420
Accrued salaries and payroll taxes	17,681	28,153
Other accounts payable	12,329	7,789
Related parties	637	626
Dividends payable	50,315	50,316
Income and social contribution taxes	11,375	32,504
	458,996	477,465
Noncurrent liabilities		
Loans and financing	691,126	703,024
Related parties	408,081	400,185
Deferred income and social contribution taxes	101,684	102,653
Provision for contingencies	44,155	43,793
Provision for loss in subsidiary	41,341	17,639
	1,286,387	1,267,294
Shareholders' equity		
Share capital	53,945	53,945
Capital reserves	26,741	23,774
Revaluation reserves	47,402	54,141
Appropriated retained earnings	1,169,043	1,169,043
Retained erarnings	33,370	-
	1,330,501	1,300,903
	3,075,884	3,045,662

See the accompanying notes to the interim financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF INCOME
THREE-MONTH PERIOD ENDED MARCH 31, 2002 AND 2001
(In thousands of reais)

	March 31, 2002	March 31, 2001
Gross sales	295,533	255,285
Sales taxes	(44,823)	(37,752)
Net sales	250,710	217,533
Cost of sales	(166,453)	(135,401)
Gross profit	84,257	82,132
Operating (expenses) income		
Selling expenses	(15,760)	(14,892)
General and administrative expenses	(15,389)	(13,896)
Management remuneration	(2,522)	(1,112)
Financial expenses	(29,500)	(78,400)
Financial income	13,063	16,816
Equity interest in subsidiaries and affiliates	26,758	112,288
Amortization of goodwill	(6,624)	-
Operating income	54,283	102,936
Nonoperating (expense) income	(25,355)	148
Income before social contribution and income taxes	28,928	103,084
Social contribution and income taxes	957	(8,632)
Income before profit sharing	29,885	94,452
Employee profit sharing scheme	(3,255)	(2,359)
Net income for the period	26,630	92,093
Net income per share - R$	0.120	0.416
Shares outstanding at end of the period	221,194,380	221,194,380

See the accompanying notes to the interim financial statements.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF CHANGES IN FINANCIAL POSITION
THREE-MONTH PERIOD ENDED MARCH 31, 2002 AND 2001
(In thousands of reais)

Sources of funds	**March 31, 2002**	**March 31, 2001**
From operations		
Net income for the period	26,630	92,093
Items not requiring (providing) working capital:		
. Depreciation, depletion and amortization	18,075	15,594
. Net book value of permanent assets disposed of	1,214	-
. Deferred taxes	(506)	16,010
. Equity interest in subsidiaries and affiliates	(26,758)	(112,288)
. Amortization of goodwill	6,624	-
. Dividends received	-	6,451
. Gain on dilution of investments in affiliates	-	(34)
. Reversal of provisions	-	(6,170)
. Monetary variation of noncurrent assets and liabilities	9,741	18,996
	35,020	30,652
Other sources		
. Noncurrent loans	61,512	9,503
. Decrease in noncurrent assets	1,094	12,002
	62,606	21,505
Total sources	97,626	52,157
Application of funds		
Additions to permanent assets		
Investments	1,512	317
Property, plant and equipment	30,419	30,284
Deferred charges	339	802
Increase in noncurrent assets	4,838	9,357
Treasury shares	-	1,563
Decrease in noncurrent loans	52,076	51,874
Total applications	89,184	94,197
Increase (decrease) in working capital	8,442	(42,040)
Current assets	(10,027)	(3,869)
Current liabilities	(18,469)	38,171

See the accompanying notes to the interim financial statements.

(In thousands of reais)

1 – Financial Statements

The interim financial information for the three-month period ended March 31, 2002 were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM), applying the same accounting practices used for the preparation of the financial statements for the year-ended December 31, 2001.

2 – Main balance sheet accounts

	March 31, 2002	December 31, 2001
Trade accounts receivable		
Domestic	186,791	188,637
Foreign	107,353	99,221
Discounted export bills	(107,353)	(98,249)
(-) Provision for bad debts	(20,092)	(19,815)
	166,699	169,794
Inventories		
Finished goods	61,598	48,573
Work-in-progress	6,233	8,547
Raw materials	23,075	24,592
Maintenance and miscellaneous materials	34,147	35,701
	125,053	117,413
Property, plant and equipment		
Cost	1,509,472	1,490,737
Accumulated depreciation	(822,334)	(815,639)
	687,138	675,098

Loans and financing

	Index	Interest	March 31, 2002 Short-term	March 31, 2002 Long-term	December 31, 2001
BNDES	US$	5% p.a.	2,992		
BNDES	TJLP	9.3% to 11% p.a.	26,513	66,302	98,396
FINAME	TJLP	9% to 10.75% p.a.	6,866	14,558	22,162
Importation financing	US$	5.1% to 8.75% p.a.	9,827	5,398	18,217
Advances on exchange contracts	US$	4% to 6% p.a.	93,430		114,453
Securitization	US$	LIBOR + 2% to 9% p.a.	138,740	564,376	679,536
Non convertible debentures	ANBID	ANBID + 1.5% p.a.	6,085		11,696
Foreign currency loans	US$	8.90 % to 9.2128% p.a.	6,133	40,492	48,517
			290,586	691,126	992,977

The long-term portion of loans and financing mature as follows:

	March 31, 2002	December 31, 2001
2003	215,176	232,503
2004	252,826	247,922
2005	153,466	151,832
2006	66,980	65,015
2007	2,678	5,752
	691,126	703,024

Debt with the Parent Company

On May 07, 2001, the parent NemoFeffer S.A. transferred to the Company a loan obtained abroad, in the amount of R$ 398,536, and equivalent to US$ 160 million, assuming the obligation to reimburse NemoFeffer S.A. for all of costs and charges supported by it.

The loan obtained by NemoFeffer S. A. has a unique maturity date on October 2006, and interest of 7.90% p.a.

3 – Provision for contingencies

Established to cover risks arising from labor claims (R$11.308) and tax lawsuits (R$32.847), based on the evaluation of the Company's legal advisors.

4 – Provision for loss in subsidiary

On January 11, 2002, the Argentine exchange rate system was changed regarding the exchangeability of pesos to foreign currencies.

The impact of this change, on the financial statements of the subsidiary Stenfar S.A.I.C, resulted in a negative equity of $ 50.706 mil pesos, at March 31, 2002.

Therefore, a loss provision was recorded in the amount of R$ 23.702 (income statement effect for the period), as non-operating expenses, in addition to the provision recorded at December 31, 2001. The total amount of the provision, as of March 31, 2002, and presented as non-current liabilities, was R$ 41.341.

5 – Treasury shares

The company maintains 3,969,000 preferred shares in treasury. The carrying value of these shares, on March 31, 2002, was R$ 29,767.

6 – Income and social contributions taxes

Income tax – calculated at the rate of 15% of taxable income, plus an additional 10%.
Social contribution tax – calculated at the rate of 9% of the adjusted taxable income.

Deferred income and social contribution taxes – calculated on tax losses carry-forward, on negative basis for social contribution tax, and on temporary differences.

7 – Investments

	Investments		Equity Interest	
	03.31.02	12.31.01	03.31.02	03.31.01
Subsidiaries and affiliates				
Suzanopar Investimentos Ltd.	553,570	544,786	8,784	108,341
Bahia Sul Celulose S.A. (1)	1,115,634	1,098,216	17,418	3,281
Comercial e Agricola Paineiras Ltda.	11,818	11,213	605	(232)
Nemo international	9,111	8,963	149	-
Other	323	1	(198)	-
Suzano Química Ltda.	-	-	-	(2,367)
SPP- Nemo S/A. Indl e Coml Export.	-	-	-	3,265
Total	1,690,456	1,663,179	26,758	112,288
Other investments	19,745	17,138		
Goodwill (2)	236,424	243,048	(6,624)	-
TOTAL	1,946,625	1,923,365	20,134	112,288

(1) On May 05, 2001 the Company acquired all of Companhia Vale do Rio Doce's investment in Bahia Sul Celulose S.A., and, therefore, it holds 100% of its voting capital, and 72.82% of its total capital.

(2) Refers mainly to the goodwill on the acquisition of the share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., justified by the expected profitability of the operation, and amortized through a ten-year period.

8 – Financial instruments

Following the requirements of the CVM Instruction nr. 235/95, the Company performed an assessment of the market value of its assets and liabilities as of March 31, 2002, concluding that they are adequately presented in the interim financial information.

The Company performed swap operations of interest rates to hedge its foreign currency loans up to the limit of US$ 92 million, in order to minimize its interest rate expense.

9 – Guarantees

As of March 31, 2002 and December 31, 2001, guarantees provided to subsidiaries, and affiliates were as follows:

	March 31, 2002	December 31, 2001
Bahia Sul Celulose S.A.		
BNDES	225,636	231,039
	225,636	231,039

Guarantees provided together with Suzano Petroquímica S.A.

Polibrasil Resinas S.A.		
Credit Line FMO	77,443	36,025
BNDES	15,533	13,038
	92,976	49,063

Guarantees assumed by the Company, which transfer to Suzano Petroquímica S.A., resulting from the spin-off, are in the process of registration, were as follows:

Petroflex Indústria e Comércio S.A.		
BNDES	11,669	11,638
Banco do Brasil - privatization Coperbo	2,747	3,326
	14,416	14,964
Politeno Indústria e Comércio S.A.		
IFC - plant modernization	4,827	4,758
Total	19,243	19,722

On March 31, 2002, the Company had "vendor" operations (bank loans to customers which are backed by a company guarantee, in the case the customer does not pay the bank on the due date) amounting to R$ 16,725 (R$ 30,830 in December 31, 2001).

10 – Share capital

Capital comprises of 97,374,458 common shares with voting rights and 127,788,922 preferred shares with no voting rights.

11 – Cancellation of Bahia Sul's public-held company registration

On February 6, 2002, the Company and its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), publicly notified their intention of canceling the registration of Bahia Sul as a public-held company. For this purpose, the Company will perform an offer to acquire the shares of Bahia Sul held by other shareholders. The price offered for Bahia Sul shares, of R$ 646.43 per one thousand shares, will constitute a credit to the seller against the Company, usable exclusively to subscribe preferred shares in its capital increase, which will be performed by the issuing price of R$ 12.96 per share. The relation resulting from these two prices - purchase and subscription - are derived from the economic-financial appraisals of the two companies proceeded, separately, by J. P. Morgan S.A. Bank and by UBS Warburg S.A. Bank.

12 – Subsequent event

On April 18, 2002, the Company submitted to the CVM documentation adapting its above-described public offer registration request, in order to comply with the terms of CVM statement 361/01.